SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated August 3, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                       Form 20-F....X...Form 40-F.........

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                              Yes....X...No.......

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: August 3, 2000         Mr. Gerry A. Racicot
                             President

[LOGO] Eiger
            technology inc.

For Immediate Release                                             August 3, 2000

        Eiger Technology Inc. Appoints Manufacturing Operations Director

Toronto-- Eiger Technology Inc. announced today the appointment of Scott Deans as Director of Manufacturing Operations effective immediately.

Deans first responsibility will be to complete an operational restructuring at ADH Custom Metal Fabricators, a medium gage metal fabricator of electronic data racks, large size assembly housings and custom design work for the electronic consumer display industries. ADH is a wholly owned subsidiary of Eiger Technology Inc. and is expected to go public by the end of the year.

"We are delighted to have Scott join the Eiger team. He has a proven track record from a broad range of industrial sectors-- including automotive, customs fabrication and logistics and distribution - which will stand him in good stead here at Eiger. Having Scott on board is yet another indication of Eiger's commitment to continue moving forward on an aggressive agenda of growth", said Gerry Racicot, CEO and President, Eiger Technology Inc.

Deans brings significant senior management experience in organizational restructuring, strategic planning and human resource management systems.

Deans will have lead responsibility for all Eiger Technology operations in North America and Asia. He joins Keith Attoe, CFO, Y.K. Kim and Gerry Racicot on the management team for Eiger Technology and reports directly to Racicot.

                       Directors of Eiger Technology Inc.
                                G.A. Racicot, CEO

The management of the company take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                       818 Erie St. Stratford, ON N4Z 1A2
           519-273-0503 (tel) 519-273-1684 (fax) e-mail eiger@cyg.net